UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )                No        Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )                No    (     ✓     )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 12, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the decision on disposal of Equities of SOFTFORUM Co., Ltd.

1. Details of issuing company		Name of company	SOFTFORUM Co., Ltd.	Representative	Kim Sang-Cheol, Johnson Yoon
		Capital Stock (KRW)	5,920,000,000	Total number of outstanding Shares	11,840,000
		Relationship to company	Non-related company
		Main Business	R&D and selling of software related PKI based security solution business

2. Details of disposal	Number of shares to be disposed	243,331
	Disposal Amount (KRW)	973,324,000
	Equity Capital (KRW)	122,862,217,692
	Ratio to Equity Capital (%)	0.79
	Applicability of Large-scale Corporation	No

3. Number of shares held and shareholding ratio after disposal		Number of Shares Held	0
		Shareholding Ratio		0

4. Purpose of disposal		Taking profit from investment

5. Scheduled disposal date		February 12, 2007

6. Date of Board of directors’ resolution (Decision date)		February 12, 2007

-Attendance of outside directors	Present (No)	2
	Absent (No)	1

-Attendance of auditors (members of Audit Committee)		Present

7. Other reference concerning investment decisions		-Disposition of Equity will be made as soon as possible even though specific disposal date is undecided.
		Relevant Disclosure: -

The following table sets forth the summary of Sales or profit and loss change over 30% of the latest fiscal year of 2006 compare to the previous fiscal year of 2005.

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	1. Details of changes (thousand KRW)	Current fiscal year	Previous fiscal year	Amount increased/ Decreased	Increase/ Decrease Rate (%)

	- Sales	85,884,894	98,777,901	-12,893,007	-13.1

	- Operating Income	-13,174,827	1,905,316	-15,080,143	-791.5

	- Ordinary Income	-33,024,064	2,563,178	-35,587,242	-1,388.4

	- Net Income	-33,024,064	2,563,178	-35,587,242	-1,388.4

	- Applicability of Large-Scales Corporation	No

	2. Financial Status (thousand KRW)	Current fiscal year	Previous fiscal year

	- Total Assets	168,576,905	219,654,001

	- Total Liabilities	79,659,787	96,791,784

	- Total Shareholders’ Equity	88,917,119	122,862,218

	- Capital Stock	18,387,350	18,387,350

	- Total Shareholders’ Equity/Capital Stock Rate (%)	483.6	668.2

3. Main reason for changes in Sales or Profits and Losses	-Decrease of Sales due to the depreciation of foreign exchange rate
-Aggravation of business operations with an affiliated company have caused increasing of the loss on valuation using equity method
		of accounting and bad debt expense.

	4. Date of Board of Directors’ Resolution (Decision Date)	February 12, 2007

- Attendance of Outside Directors	Present (No)	2
	Absent (No)	1

	- Attendance of Auditors (Members of Audit Committee)	Present

	5. Other references concerning Investment Decisions	- The above figures are not confirmed by independent accountants and can be changed in the course of audit.
		Relevant Disclosure: -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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